EXHIBIT 21.1
SUBSIDIARIES OF SUPER MICRO COMPUTER, INC.

Name of Subsidiaries	State of Incorporation
Super Micro Computer International Inc.	Cayman Islands
Super Micro Computer B.V.	The Netherlands
Super Micro Computer Taiwan Inc.	Taiwan
Supermicro Technology (Beijing) Co., Ltd.	China
Supermicro KK	Japan
Super Micro Computer Holdings C.V.	The Netherlands
Super Micro Computer LLC	United States of America